Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

September 30, 2019

Ms. Julia Griffith

Mr. Dietrich King

Office of Healthcare and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cabaletta Bio, Inc.
Draft Registration Statement on Form S-1
Submitted August 2, 2019
CIK No. 0001759138

Dear Ms. Griffith and Mr. King:

This letter is submitted on behalf of Cabaletta Bio, Inc. (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1, originally confidentially submitted on August 2, 2019 (the “Original Draft Registration Statement”), as set forth in the Staff’s letter dated August 28, 2019 to Steven Nichtberger, the Company’s Chief Executive Officer (the “Original DRS Comment Letter”). The Company subsequently confidentially submitted Amendment No. 1 to the Draft Registration Statement on September 6, 2019 and Amendment No. 2 to the Draft Registration Statement on September 20, 2019 (“Amendment No. 2”). Concurrently with the submission of this letter to the Staff, the Company is filing its Registration Statement on Form S-1 (the “Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the comments to which this letter responds has been reproduced and italicized herein, with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Original Draft Registration Statement, and page references in the responses refer to the Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and the Registration Statement (marked to show changes from Amendment No. 2).

Ms. Griffith

Mr. King

Securities and Exchange Commission

September 30, 2019

Draft Registration Statement on Form S-1 filed August 2, 2019

Risk Factors, page 12

8.

Please refer to the Risk Factor on page 36 which states that you expect to grow the size of your organization by expanding your employee base. Please explain, here and in the Use of Proceeds section on page 84, what portion of the proceeds of this offering you plan to spend on this endeavor, how long you expect that application of proceeds to last, or what additional source of funds you expect to use in growing your employee base.

RESPONSE: The Company’s respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 35 and 82 of the Registration Statement to explain that it expects to spend a portion of the proceeds of this offering on this endeavor and that the Company expects the application of proceeds to last until at least the first quarter of 2022. The Company further advises the Staff that the timing and extent of future increases in the Company’s headcount depends in part on a number of factors, the impact of which are not reasonably certain at this time, including, without limitation, the timing and progress of the Company’s preclinical and clinical development activities and the extent to which the Company engages third-parties to assist in such activities.

Use of Proceeds, page 84

10.

Please revise to clarify whether you believe the net proceeds will be sufficient to complete the Phase 1 clinical trials for your four product candidates, and if not, how far into those trials you expect the proceeds to last.

RESPONSE: The Company’s respectfully acknowledges the Staff’s comment and has revised the disclosure on page 82 of the Registration Statement to clarify that the Company believes the net proceeds will be sufficient for the advancement of DSG3-CAART, the Company’s lead product candidate, through completion of Phase A Dose Escalation of the Company’s planned Phase 1 clinical trial. The Company respectfully advises the Staff that the Company’s other product candidates are too early in their respective stages of development to forecast the funding and progression of each individual candidate and has revised the disclosure on page 82 of the Registration Statement to clarify that the net proceeds will go towards general discovery and preclinical advancement of the Company’s other product candidates. The Company further advises the Staff that it has revised the disclosure on page 15 of the Registration Statement to clarify that the Company expects to require significant additional financing to complete its Phase 1 clinical trial for DSG3-CAART and any future clinical trials for its other product candidates.

* * * * *

Ms. Griffith

Mr. King

Securities and Exchange Commission

September 30, 2019

Should you have any further comments or questions with regard to the foregoing, please contact the undersigned at (617) 570-1021.

Sincerely,

/s/ Michael J. Minahan

Michael J. Minahan, Esq.

Enclosures:

cc:	Steven Nichtberger, Cabaletta Bio, Inc.
Anup Marda, Cabaletta Bio, Inc.
Mitchell S. Bloom, Goodwin Procter LLP
Patrick O’Brien, Ropes & Gray LLP
Benjamin Kozik, Ropes & Gray LLP